Filed by Hexcel Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hexcel Corporation

Commission File No.: 001-08472

Date: February 4, 2020

The following statements are excerpts from Hexcel Corporation’s earnings release reporting its 2019 fourth quarter and full year results, furnished to the U.S. Securities and Exchange Commission on February 3, 2020.

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The Merger of Hexcel and Woodward

Last month, Hexcel announced a definitive agreement to combine in an all-stock merger of equals with Woodward Inc. to create a premier integrated systems provider serving the aerospace and industrial sectors. Mr. Stanage said, “We are extremely excited about the prospects of bringing these two great companies together to drive even stronger investment in innovation and shareholder return in the future. Ahead of the deal closing, our focus is clear, and we will continue to drive Hexcel performance and value creation.”

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Merger of Equals with Woodward

On January 12, 2020, Woodward, Inc. (NASDAQ: WWD) and Hexcel Corporation (NYSE: HXL) announced a definitive agreement to combine in an all-stock merger of equals to create a premier integrated systems provider serving the aerospace and industrial sectors. Under the terms of the agreement approved by the Boards of Directors of both companies, Hexcel shareholders will receive a fixed exchange ratio of 0.625 shares of Woodward common stock for each share of Hexcel common stock, and Woodward shareholders will continue to own the same number of shares of common stock in the combined company as they do immediately prior to the closing. The exchange ratio is consistent with the 30-day average share prices of both companies immediately preceding the announcement of the transaction. Upon completion of the merger, existing Woodward shareholders will own approximately 55% and existing Hexcel shareholders will own approximately 45% of the combined company on a fully diluted basis.

The merger is expected to close in the third calendar quarter of 2020, subject to the approval of the shareholders of both Woodward and Hexcel, as well as other customary closing conditions, including required regulatory approvals. Upon closing of the transaction, the combined company will be named Woodward Hexcel.

Disclaimer on Forward Looking Statements

This news release contains statements that are forward looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements relating to the estimates and expectations based on aircraft production rates made publicly available by Airbus, Boeing and others; the revenues we may generate from an aircraft model or program; the impact of the possible push-out in deliveries of the Airbus and Boeing backlog and the impact of delays in the startup or ramp-up of new aircraft programs or the final Hexcel composite material content once the design and material selection have been completed; expectations with regard to the build rate and return to service of the Boeing 737 MAX and the related impact on our revenues; expectations of composite content on new commercial aircraft programs and our share of those requirements; expectations of growth in revenues from space and defense applications, including whether certain programs might be curtailed or discontinued; expectations regarding growth in sales for wind energy, recreation, automotive and other industrial applications; expectations regarding working capital trends and expenditures; expectations as to the level of capital expenditures and when we will complete the construction of capacity expansions and qualification of new products; expectations regarding our ability to maintain and improve margins as we add new facilities and in view of the current economic environment; expectations regarding the outcome of legal matters or the impact of changes in laws or regulations; projections regarding our tax rate; the anticipated impact of the above factors and various market risks on our expectations of financial results for

2020 and beyond; and the anticipated closing date and impact of the merger between Hexcel and Woodward. Actual results may differ materially from the results anticipated in the forward looking statements due to a variety of factors, including but not limited to reductions in sales to any significant customers, particularly Airbus, Boeing or Vestas, including any reduction in revenue related to a decrease in production volume of the Boeing 737 MAX; changes in sales mix; changes in current pricing and cost levels; changes in aerospace delivery rates; changes in government defense procurement budgets; changes in military aerospace program technology; timely new product development or introduction; industry capacity; increased competition; availability and cost of raw materials; supply chain disruptions; inability to install, staff and qualify necessary capacity or achievement of planned manufacturing improvements; cybersecurity breaches or intrusions; currency exchange rate fluctuations; changes in political, social and economic conditions; including, but not limited to, the effect of change in global trade policies and the exit of the U.K. from the European Union; work stoppages or other labor disruptions; unexpected outcome of legal matters or impact of changes in laws or regulations; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Hexcel or Woodward to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Hexcel, Woodward or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by Hexcel stockholders and Woodward stockholders on the expected schedule; difficulties and delays in integrating Hexcel’s and Woodward’s businesses; prevailing economic, market, regulatory or business conditions, or changes in such conditions, negatively affecting the parties; risks that the transaction disrupts Hexcel’s or Woodward’s current plans and operations; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; the ability of Hexcel or Woodward to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the common stock of the combined company following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which Hexcel and Woodward operate; and the fact that Hexcel’s and Woodward’s reported earnings and financial position may be adversely affected by tax and other factors. Additional risk factors are described in our filings and in Woodward’s filings with the Securities and Exchange Commission (the “SEC”). We do not undertake an obligation to update our forward-looking statements to reflect future events.

Additional Information and Where to Find It

In connection with the proposed merger, Woodward will file with the SEC a registration statement on Form S-4 to register the shares of Woodward’s common stock to be issued in connection with the merger. The registration statement will include a preliminary joint proxy statement/prospectus which, when finalized, will be sent to the respective stockholders of Hexcel and Woodward seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEXCEL, WOODWARD AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Hexcel at its website, www.hexcel.com, or from Woodward at its website, www.woodward.com. Documents filed with the SEC by Hexcel will be available free of charge by accessing Hexcel’s website at www.hexcel.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Hexcel Corporation at 281 Tresser Boulevard, Stamford, Connecticut 06901, (203) 352-6826, and documents filed with the SEC by Woodward will be available free of charge by accessing Woodward’s website at www.woodward.com under the heading Investors, or, alternatively, by directing a request by telephone or mail to Woodward, Inc. at PO Box 1519, Fort Collins, Colorado 80522, (970) 498-3580.

Participants In The Solicitation

Hexcel, Woodward and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of Hexcel and Woodward in respect of the proposed merger under the rules of the SEC. Information about Hexcel’s directors and executive officers is available in Hexcel’s proxy statement dated March 22, 2019 for its 2019 Annual Meeting of Stockholders. Information about Woodward’s directors and executive officers is available in Woodward’s proxy statement dated December 13, 2019 for its 2019 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. You may obtain free copies of these documents from Hexcel or Woodward using the sources indicated above.

No Offer Or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities in connection with the proposed merger, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made in connection with the proposed merger except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, included in the Form S-4 registration statement filed by Woodward.